As filed with the Securities and Exchange Commission on November 20 , 2000
                          Commission File No. 000-31183

================================================================================

                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                              --------------------


                                 Amendment No. 2
                                  to FORM 10-SB

                              --------------------

                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                            OF SMALL BUSINESS ISSUERS
        Under Section 12(b) or (g) of the Securities Exchange Act of 1934


                      YAPALOT COMMUNICATIONS HOLDINGS INC.
                 (Name of Small Business Issuer in its charter)


                 Delaware                             51-0402715
                                                      ----------
       (State or other jurisdiction                (I.R.S. Employer
     of incorporation or organization)            Identification No.)

         4884 Dufferin Street, Unit 1, Toronto, Ontario, Canada M3H 5S8
               (Address of principal executive offices) (Zip code)

                    Issuer's telephone number: (416) 736-8882


        Securities to be registered under Section 12(b) of the Act: None

                    Securities to be registered under Section
                               12(g) of the Act:

                          Common Stock par value $.001
                                (Title of class)
================================================================================

                                TABLE OF CONTENTS

                                                                           Page
                                     PART I

Item 1.  Description of Business...............................................3

Item 2.  Management's Discussion and Analysis of Financial Condition
         and Results of Operations........................................... 11

Item 3.  Description of Property............................................. 14

Item 4.  Security Ownership of Certain Beneficial Owners and Management...... 14

Item 5.  Directors, Executive Officers, Promoters and Control Persons.........15

Item 6.  Executive Compensation ..............................................16

Item 7.  Certain Relationships and Related Transactions ......................16

Item 8.  Description of Securities ...........................................16

                                     PART II

Item 1.  Market Price of and Dividends on the Registrant's
         Common Equity and Other Stockholder Matters..........................17

Item 2.  Legal Proceedings....................................................17

Item 3.  Changes in and Disagreements with Accountants........................17

Item 4.  Recent Sales of Unregistered Securities..............................18

Item 5.  Indemnification of Directors and Officers............................18
 .

                                    PART F/S

Financial Statements

                                    PART III

Index to Exhibits

                                     PART I

ITEM 1.  DESCRIPTION OF BUSINESS

     Yapalot Communications Holdings Inc. was incorporated on April 6, 2000 under the laws of Delaware to deploy and market a global Internet Protocol ("IP") telecommunications network. Yapalot is the holding company for its wholly-owned subsidiary, Yapalot Communications Inc. which was incorporated under the laws of Canada on March 8, 2000. Yapalot Communications Holdings Inc. and Yapalot Communications Inc. are referred to as a single entity throughout this document as "Yapalot", "we" or "us".


     We specialize in voice  communication  solutions over an Internet  Protocol
(IP) network our network of computers around the world allows for voice telecommunications over the Internet. We do this by moving packets of information from one place to another over our IP network that we have deployed and now manage. Voice traffic travels into our network from our customer's telephones, we "packetize" (digitize the sound into small data packets) them, send them over our IP network to the destination that the customer dialed, and then we "unpackatize" them when they reach the destination. The final result is a telephone call over an IP network or Voice over IP (VoIP).

     Our Network Operations Center (NOC) at our head office in Toronto, Canada manages the network. The NOC continually monitors network performance, and trouble-shoots incidences. Two personnel control the NOC at all times to facilitate a rapid response to network issues. Our NOC staff, led by Mr. James Tetaka has been instrumental in the smooth operation of our network.

     The long distance market is highly competitive, with numerous competitors of varying sizes. The principal methods of competition are price, advertising, promotion and quality. In all of our products and services Yapalot competes not only with other widely advertised services, but also with private label resellers that generally sell at lower prices.

GROWTH STRATEGY

PRINCIPAL BUSINESS ACTIVITIES

Our growth strategy is based on:

 1. Rapid network growth by deploying network servers and increasing the size of our network around the world.
 2. Distribution rights to qualified persons interested in selling and marketing Yapalot services. Distributors or "Approved Agents" will have access to our network enabling them to market and offer Flat Rate Unlimited long distance to customers in their territory.
  3. Flat Rate Unlimited long distance voice solutions for the consumer and business market.
  4. The development of an outbound Corporate Sales team.
  5. Pre-paid long distance card solution that is time sensitive and thus enables unlimited long distance for a specified period of time.

  6. Wholesale of minutes on our network to other carriers and brokers, and pre-paid card companies.

NETWORK GROWTH

     In order to expand our reach, we must deploy network servers around the world and manage them. Initially, we began providing flat rate long distance service in July 2000 in several major cities: Toronto, Montreal, Vancouver, Hong Kong, Moscow, Chicago, Los Angeles, Miami and New York, and in the countries of France, the United Kingdom, Italy and Israel. In August 2000, we expanded our long distance services to include the entire continental United States. In September 2000, we launched additional long distance services in German, Norway and the Netherlands. We anticipate expanding our services in November 2000 to include Japan and Argentina at a cost of approximately $200,000, and in December 2000 to include Greece at a cost of approximately $100,000.

     We collocate (house) each of our network servers in a suitable housing facility in a country or city. These facilities are accessible to our staff 24 hours a day, 7 days a week. Our choice of collocation vendors is a key solution to our present and future growth potential. These vendors hold more than 200 collocation facilities around the world. They were selected because of their global reach, which means that we can deploy additional network servers around the world relatively quickly and unencumbered by the difficult task of having to find suitable real estate. We have executed three-year renewable contracts with each vendor. These temperature-controlled facilities house our computers, network servers, digital and analogue phone lines, routers and other equipment in a rack-mounted configuration.

APPROVED AGENTS AND MASTER DEALERS

     We have already taken steps to expand to other countries, and have aligned ourselves with vendors such as UUNET because they have a substantial global real-estate presence to house our network equipment.

     The other way we plan to grow internationally is via distribution using Yapalot Approved

Agents. The response from interested Approved Agents has been overwhelming with over 200 enquiries to date received from Agents around the world through our web site. Approved Agents will sell Yapalot services in their countries and promote the Yapalot name. The cost to the Agent is $80 000 and is non-exclusive. We also have a Master Dealer program, which costs $500 000 and gives exclusive distribution rights to the person or company for a specific territory, i.e. State, Province, or small country to sell Yapalot services and set up new Approved Agents.

     Approved Agents will be responsible to hire and train sales staff within their country, and to successfully sell and promote Yapalot services. Mr. Michael Seruya, Chairman of Yogen Fruz International, is providing consulting services for our Approved Agent Program and our Master Dealer Program. Under his leadership Yogen Fruz is credited with establishing over 5,000 locations world-wide. To date no Approved Agents have been established, although numerous negotiations are underway.

UNLIMITED LONG DISTANCE

     We promote our unlimited long distance package using a variety of media that include print, television and radio advertising in the Toronto market. Customers simply choose the destination they call the most and for $50 per month. They can talk as long as they want from their home phone or cell phone. If a customer in Toronto wished to call Los Angeles, he can select that destination and for $50 per month he can talk as long as he wants to the State of California. The U.S. destinations are broken down by state and in Canada by Province, but for most of Europe it is by individual country. Therefore, the cost is $50 per month for Italy, Israel, France, Norway and each of the individual states. More countries are being added as our network grows. We have elected to promote our unlimited package because our competitors are constantly promoting per minute rates. Our customers never have to count minutes and they talk as long as they want for one low rate to the destination of their choice. (Provided that we offer service to the destination they choose).


OUR CUSTOMERS

CONSUMERS

     Initially we are marketing our Long Distance services to consumers that have a strong ethnic diversity. We began by offering Unlimited Long Distance to Israel from Toronto by appealing to this ethnic group, which has a strong attachment to their homeland and family. Ethnically driven marketing by way of ethnic base community Radio, TV, and print advertising has led to a successful launch. Each global destination is targeted to an ethnic group or corporate need for a particular destination. The primary marketing vehicle for this segment is Radio, Print, and TV. At the present time we have produced television and radio commercials that are presently airing throughout Ontario, Canada. It is our intention to have our Approved Agents both locally and internationally when launched target and market as we have in Canada. We also intend to reach new customers by growing our distribution by way of retail channels authorized to sell Yapalot services. These distribution channels may include electronic stores, variety stores, cellular stores and others.

CORPORATE

     By capitalizing on a successful consumer offering, we have now assembled a corporate sales team of seven personnel including a corporate sales manager. They have begun prospecting and promoting our corporate product offering that also includes unlimited long distance as well as enhanced services like Global Conference, and Global Fax. We anticipate that this sales team will grow to approximately 20 representatives by the first quarter 2001. The team's primary focus is to prospect small to medium sized businesses and creating tailor-made long distance packages and enhanced services. The team will be able to capitalize on marketing efforts already in the marketplace which has created awareness and brand recognition of the Yapalot name.

PRE-PAID

     Our pre-paid offer is different from traditional pre-paid cards marketed by competitors. Rather than offer our customers the same or slightly lower per minute rates, our prepaid cards are time-sensitive and offer unlimited long distance for a specific period of time to a selected destination. For example:
(1)A  customer may walk into a variety  store,  (2) purchases a thirty day card,
(3) he then calls the activation number on the back of the card, (4) the computer generated voice response system (IVR) prompts him to enter his card number (5) Then prompts him to select the destination. Once the destination is selected by the customer, the card is activated by the IVR and is valid for unlimited calling for thirty days to the selected destination. At the present time, we have secured distribution of our prepaid cards through 3,000 retail outlets on Ontario formalized by a card distribution agreement with Chris Kwon Enterprises for a period of five years.

WHOLESALE

     We are able to wholesale minutes to other long distance companies and carriers around the world. We have competitive rates and are therefore able to sell minutes to many long distance companies and pre-paid telephone card companies. To date, we have sold approximately 250,000 minutes a month on a wholesale basis.

INDUSTRY BACKGROUND

         As the telecommunication industry has been deregulated, competition has corrected the high prices of long distance service with competitive cost effective pricing. Our Voice over Internet Protocol ("VoIP") technology allows for substantial cost savings over traditional telephone company switching systems by eliminating all long distance tolls and replacing them with efficient IP technology. Yapalot was formed by a team of experienced telecommunications executives.

         We have developed strategic alliances with manufacturers such as Ericsson and Clarent Corporation ("Clarent"). We consulted with Ericsson, on a non-exclusive basis, in connection with the initial deployment of our long distance services. Clarent is currently the manufacturer of our Yapalot Gateway Servers. Clarent also provides us with consulting services, technical support and deployment support, all on a non-exclusive basis. We have a written agreement with Clarent that may be terminated by either party with 30 days written notice. We have also formed non-exclusive alliances with UUNET, an MCI Worldcom company, and Appwerx. UUNET houses our technical equipment in the countries in which we presently provide services. In addition, they provide the IP bandwith we require for the operation of our network. We have a three year contract with UUNET. We may renegotiate this contracts once the full term of each is completed.

     We contracted with Appwerx in May 2000 to develop the PC to phone solution. A contract has been executed that will allow Yapalot to own the software once it is completed. The project is expected to be completed by December 2000. The software will allow our customers to make free calls using a PC to any phone through a graphical interface that will be a picture of a phone.


     Our purpose is to provide flexible long distance voice and data solutions to consumers and businesses by attempting to achieve the following:

          o Provide flat rate long distance packages
          o Prepaid card service "One Card"
          o Post paid billing scenario
          o Free long distance calls: PC to phone
          o Corporate long distance solutions
          o Corporate global voice mail
          o International conferencing
          o Global fax


     During our first year of operations, we are focusing on global deployment of our gateways and a Canada-wide advertising campaign, which is currently underway. Beginning in our second year, we will place the same promotional efforts employed in Canada to sell flat rate long distance service subscriptions worldwide. We have the potential to sell flat rate long distance service subscriptions in all of the countries available on the Yapalot network.
Subscriptions worldwide will be set up and managed by our customer service center located in Toronto, Canada, through our inbound call center or through our website.

YAPALOT'S VOIP NETWORK

     Our VoIP network was developed using hardware (gateways) manufactured by Clarent Corporation and software either manufactured by Clarent or proprietary. We co-located our gateways with UUNET, a company which specializes in data solutions and server location facilities for global companies, by positioning our gateways, also known as points of presence, in specific countries in rental space provided by UUNET. We purchased Internet bandwidth from UUNET that can carry all data between our gateways to avoid data being carried over public Internet service. Once our gateway is in place it is linked via the Internet to other gateways owned and operated by Yapalot. The software is responsible for routing all telephone, fax and video transmissions from gateway to gateway and then terminating them through a PRI (regular telephone line). Our initial deployment of 10 gateways in eight different countries has a one time cost of $1,000,000 including installation, training and software. We anticipate an additional fixed cost of $100,000 per gateway and an ongoing cost of $ 4,000 per gateway to add an additional city to our network. Our global expansion from a hardware standpoint is $100,000 per site with ten completed sites projected by the end of December 2000.


YAPALOT'S PRODUCTS

     In North America our services spread across two major markets: consumer and corporate. The consumer market will be enticed by discounting long distance and flat rate packages. While business will also be attracted by discounted rates, they will be more anxious to use new services, such as global voice mail, global fax and global conference.


     We will provide an inbound call center located in Toronto. International customers will subscribe to our service via e-commerce on our website or contact their local Yapalot representative to subscribe via phone.


     Our services and products will be diverse and all share a common goal: cost reduction in global communications via voice, fax or data. The network infrastructure will yield substantial benefits over traditional telephone companies as follows:

     INFRASTRUCTURE - Based on the Internet standard of IP, which allows for the flow of data across the globe. This data can then carry voice, fax and video to almost anywhere.

     PERFORMANCE - Voice over IP or VoIP with a standard T1 data connection can support over 120 simultaneous phone calls in every country of presence.

     PRODUCTS - The ability to market long distance voice services via phone to phone, PC to phone and PC to PC. These services can be post paid, prepaid cards or flat rate service. These services can also migrate to the corporate world with enhanced network abilities to link corporate offices around the world with both voice and data transfer, conference calling and global voice mail.

     FLEXIBILITY - Because the infrastructure backbone is Internet IP based, the marketing of the services can be done anywhere in the world even without a point of presence, hence a global reach.


     E-COMMERCE - The ability to subscribe clients internationally via commerce giving them access to our VoIP network.


COMPETITION FOR TELECOMMUNICATIONS SERVICES

     In the world of deregulated telecommunication, competition has corrected the high prices of long distance service with competitive cost effective pricing. Communication is expedited due to the Internet and e-commerce. Management believes that they can capture a substantial portion of the international market largely due to our "Flat Rate" program. Our services address these issues by providing value added services that combine with flat rate service to create a reoccurring revenue stream.

     An increasing number of competitors must find ways to effectively create revenue by attracting clients at lower rates and providing new services. The competition in North America and many parts of Europe has led to the decline in profit margins. Bell Canada owns the phone switches and cables, but with deregulation must wholesale airtime to AT&T, Sprint, and now Telus who resell to Canadian consumers. Other wholesalers also have entered the market and are repackaging in the form of Prepaid Cards, and domestic flat rate service like London Telecom. All these companies ultimately rely on Bell who owns the network.

     According to an October 1999 International Data Corporation report, the worldwide Internet protocol telephony market will explode from 310 million minutes of use in 1998 to 2.7 billion by year-end 1999. By 2004, IP telephony minutes will reach 135 billion. Revenues for this service are estimated to grow from US $480 million in 1999 to US $19 billion by 2004.


     We plan to construct and deploy a new sophisticated network from the ground up. This VoIP network is intended to bypass Bell and any regulatory body by accessing the unregulated Internet IP network, hence Voice over IP. At present, the internet is unregulated as to content, volume and distribution. Any regulation being discussed for future consideration by Congress concerns elements of adult content, freedom of speech and taxation on goods sold. Individual states are addressing the issue of taxation. We use the internet as a conduit to transfer data. Although we do not anticipate that Congress will pass legislation to regulate data transfer of this type, any taxation that may be imposed on this use will be passed on to our customers. Should regulations be passed, our business model will not change.

     This is a new and emerging technology, one that will reward first to market with greater market share and experience. We are not the first company to market voice over the internet. Companies such as Net2Phone and DialPad.com have each launched discounted internet calls from a personal computer ("PC"). This requires the customer to use his PC to place a long distance call. We are the first to launch internet voice calls from any standard telephone. We have built a private digital network by networking computers internationally in multiple countries. These computers are linked via a dedicated internet "pipe" thus creating the Yapalot Global Private Network ("YGPN") that consists of computer servers around the world. We use this network to convert analogue voice signals from our customers telephone to digital data that we transfer from one PC to the next across the globe. Therefore, our customers are able to make a phone call over the internet without the use of their PC. Their phone becomes a conduit to voice transfer over the internet. We anticipate that future internet related services will soon be available like Internet Fax and Internet Conference Calls without the use of a PC or specially equipped phone.

     We compete with companies that are much larger and have far greater financial resources than us. While there can be no assurances, we believe our approach to the international telecommunications market will distinguish our services and yield cost savings to our customers. We route our calls privately within our YGPN, thus keeping costs to the consumer low. Our competition still use legacy networks that require them to hand off each call to local telephone companies in each country. These telephone companies charge our competitors a per-minute rate. Furthermore, our approach to marketing our services differs from competitors, such as Bell, AT&T and Sprint in that they must charge a per-minute rate. Per-minute rates cannot be avoided as long as the international phone companies charge each other to route calls. International telephone companies are the conduits for delivering the long distance services of our competitors, while we can offer our customers an unlimited flat rate international long distance service because of our YGPN.


EQUIPMENT SUPPLIERS


     We have a written agreement with Clarent Corporation ("Clarent"), based in Redwood City, California to manufacture our equipment. Clarent is the world's leading IP telephony technology supplier to mainstream carriers and providers. In addition, Clarent will provide technical training for installing and operating the hardware and software for the VoIP network. The agreement sets forth a payment schedule according to the deployment, training and operation of the VoIP network. We also will be utilizing other routing equipment manufactured by Cisco Systems, Lucent and IBM. The equipment for the construction and operation of our network is readily available from these manufacturers. We are not dependent upon any single company for the purchase of hardware and software necessary to construct our VoIP network. If any of our suppliers ceased to exist, it would not affect our ability to operate our network.


TRADEMARK CONCERNS


     The name "Yapalot" is trademarked in Canada and is in the process of being trademarked abroad. Our network cannot be registered because it is Internet based and cannot be patented. Approved agents, which are distribution points across the world with licenses to operate through our network, will be available for sale outside of Canada.


GOVERNMENT REGULATIONS

     Our VoIP network is Internet based and, therefore, does not require government approval or licensing.

     One component of the network, called a "PRI", can be described as a telephone line. These "PRI's" are necessary in any country in which our network has a point of presence. Some countries require a license to operate a "PRI", although most do not have such regulations. We will obtain the necessary licensing in those countries that require it. To date, we have realized an approximate legal cost of $5,000 per country to obtain the required licensing. We are licensed in Hong Kong and Russia and we are seeking a license in the Philippines. No licenses are required in Europe. We do not anticipate that the time or cost involved in securing licensing will be a limiting factor in our development and growth.

EMPLOYEES


     At present, we have a total of twenty full-time employees and no part time employees. They are responsible for the construction of the VoIP network, software design and business operations. In July 2000, we hired an additional 12 full-time employees dedicated to customer service. Over the next 12 months and once the VoIP network is complete, we will require approximately 13 additional full-time employees for various functions throughout the company.


ITEM 2.  MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

GENERAL


     Through our wholly-owned subsidiary, Yapalot Communications Inc., we are creating and marketing a global Internet Protocol telecommunications network. During the next 12 months, we anticipate completing the launch of ten initial gateways, at a cost of $1,000,000, plus an additional 22 gateways, at a cost of $2,500,000. The ten initial gateways were financed using the private funds of our founding members. We believe that we will generate sufficient positive cash flow from operations to meet our operating requirements and the purchase of the 22 gateways over the next 12 months. If we do not generate sufficient positive cash flow to meet our cash requirements, we may, from time to time, seek to raise capital from additional sources, including setting up lines of credit, project specific financings and public or private debt or equity financings. However, there can be no assurance that we will be able to obtain any sort of financing on commercially acceptable terms, if at all.


     To achieve our business plan, we plan to build a customer service team of more than 12 full time employees and approximately ten full-time employees in the areas of administration, marketing and sales.


     We are a holding company and have no independent operating history other than Yapalot Communications, Inc. Revenues and expenses for the period ended June 30, 2000 represent consolidated costs since inception.


                             SELECTED FINANCIAL DATA


     The following table sets forth summary financial data for the date and period indicated. The financial data for the period ended April 30, 2000 is derived from financial statements of the Company audited by Bromberg & Associate, Chartered Accountant, appearing under PART F/S. The financial data for the periods_________ending were prepared by our Management and reviewed by Weisbrod Goldmacher LLP. in anticipation of their Auditors' Report to be expressed on our financial statements for the fiscal year ended December 31, 2000. All figures in this registration statement and the financial statements are set forth in U.S. dollars.

                              April 30, 2000   September 30, 2000
                              --------------   ------------------

STATEMENT OF OPERATIONS DATA:
Revenues                           $   --         $  17,523
Expenses                             26,509         457,580
Other Income (Expense)                 --             --
Net loss                            (26,509)       (421,823)

BALANCE SHEET DATA:
Working capital (deficit)         $  58,640       $ 325,798
Total assets                        238,898       1,268,604
Total liabilities                   249,407         786,102
Stockholders' equity                (10,509)        482,502


COMPARISON OF THE PERIOD ENDED JUNE 30, 2000 TO THE PERIOD ENDED APRIL 30, 2000

     During this period, we determined that our fiscal year end would be December 31. Accordingly, our quarterly reporting periods have been adjusted to coincide with this fiscal year end, resulting in the second quarter ending on June 30, 2000 .

     During the period ended June 30, 2000, we completed contract negotiations with our major network equipment supplier. We also took delivery of hardware for our Montreal, Vancouver, Toronto, Hong Kong and Israel gateways. Under the terms of the supplier agreement, initial deposits of 25% were paid to Clarent Corporation, with a portion of the balance due in each of August and November 2000. In addition, hardware for the New York and Miami gateways had been arranged with installation occurring in August 2000. This financial information reflects the initial deposits paid on these two latter gateways. During this period, we also completed most of the renovations on our offices and the acquisition of furniture and equipment workstations for our employees.


RESULTS OF OPERATIONS


     From inception through June 30, 2000, had not yet commenced generating revenues. We began generating revenues during the following quarter.

     Expenses   during  the  period  are  generally   related  to  start-up  and
incorporation costs for Yapalot Communications Inc. and Yapalot Communications Holdings Inc.


LIQUIDITY AND CAPITAL RESOURCES


     Since inception, our primary source of liquidity has been contributions to operating capital by our founders. To date they have loaned approximately $471,587 to finance the start-up of Yapalot Communications Holdings Inc. and Yapalot Communications Inc. Additional information on the loan agreement is described in Note 4 to our Interim Consolidated Financial Statements set forth in Part F/S.We conducted an offering pursuant to Regulation D, Rule 504 of the Securities Act of 1933, as amended, of 4,000,000 shares of common stock at $0.25 during late summer 2000 to raise $1,000,000 for working capital.

     Current assets totalled $145,541 at June 30, 2000 compared to $75,596 at April 30, 2000. The increase is attributable to prepaid Canadian Goods and Services Taxes refundable to us, as well as deposits on the hardware equipment for the New York and Miami gateways. At June 30, 2000 and April 30, 2000, we had cash, but no short term deposits. As operating activities had not yet commenced, there were no Accounts Receivable on hand at June 30, 2000.

     As at June 30, 2000, current liabilities totaled $396,113 compared to $34,479 at April 30, 2000. The increase is attributable to the current supplier financing terms which we received on the gateway hardware, as well as current employee withholding tax amounts.

     Our operations are carried out in Canadian dollars. Our reporting currency is United States dollars. As indicated in the notes to our financial statements, any translation adjustment to the reporting currency is included in equity. During the period June 30, 2000, no additional share capital was issued by us.

Our sources of revenues should be as follows in order of their launch sequence:

     FLAT RATE LONG DISTANCE: Will be sold to households and small businesses throughout the country on a yearly subscription basis creating re-occurring revenues. Subscribers will be billed a monthly fee for unlimited long distance to one or more countries of their preference. Customers will subscribe via our inbound customer service order center or via e-commerce from any where in the world.

     PREPAID "ONE-CARD" PLAN: Will be sold to retail locations across the country at a fixed cost rate per card. For a pay in advance set price customers can purchase a disposable or rechargeable card, which gives them access to our VoIP network via a personal PIN number. Once purchased customers dial into our network and are prompted to chose one country of their choice to have one month of unlimited long distance to that country.

     CORPORATE LONG DISTANCE SOLUTIONS: All corporations doing business outside of their local area can take advantage of our VoIP network. We intend to offer corporations large reductions in their long distance costs with contracted flat rate monthly service.

     FRANCHISING: We currently are speaking to International Franchising Specialists to locate highly qualified persons outside of Canada in the telecommunications industry. Management expects franchises will be sold to qualified persons who will generate revenues from franchise and master franchise agreements. Franchisees will be given complete access to our VoIP network connecting them to the world. Billing and System Access will be monitored by our Central Command Center (CCC) located in Toronto, Canada. Ongoing royalty fees will be charged to all franchisees generating increasing re-occurring monthly revenues.

     Global voice mail and fax and international conferencing services are being developed at present.

FORWARD LOOKING STATEMENTS


     Statements that are not historical facts included in this registration statement are "forward-looking statements" and involve risks and uncertainties that could cause actual to differ from projected results. Such statements address activities, events or developments that we expect, believe, project, intend or anticipate will or may occur, including such matters as future capital, business strategies, expansion and growth of our operations and future net cash flows. Factors that could cause actual results to differ materially are described throughout this registration statement. Cautionary disclosures include, among others: general economic conditions, the markets for and market price of our services, the strength and financial resources of our competitors, our ability to find and retain skilled personnel, the results of financing efforts and regulatory developments and compliance. We disclaim any obligation to update or revise any forward-looking statement to reflect events or circumstances occurring hereafter or to reflect the occurrence of anticipated or unanticipated events, other than as required by law.


ITEM 3.  DESCRIPTION OF PROPERTY

     We lease offices at 4884 Dufferin Street, Unit 1, Toronto, Ontario, Canada M3H 5S8. The 6,000 square foot facility is occupied pursuant to a five year lease that commenced on April 1, 2000 with an option to renew for an additional five years. The monthly rental is $4,083.00 per month including taxes, maintenance and insurance.

     The headquarters were designed as an open concept, forty employee facility with the capacity to oversee and manage worldwide operations, handle customer service and support, house sales and marketing staff, conduct billing and offer a retail sales outlet. Management believes these facilities are adequate for our current needs and anticipated future needs.

ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

     The following table sets forth information as of June 30, 2000 with respect to persons known to us to be beneficial owners of more than 5% of our voting common stock. The table also states the beneficial ownership of such common stock by each director of us and by all directors and executive officers of us as a group.

Name and Address of
Beneficial Owner                   Number of Shares          Percent
----------------                   ----------------          -------

Yuval Barzakay                       9,600,000                   48%
  4884 Dufferin Street, Unit 1
  Toronto, Ontario
  Canada M3H 5S8

Marilyn Benlolo                      6,400,000                   32%
  4884 Dufferin Street, Unit 1
  Toronto, Ontario
  Canada M3H 5S8

Directors and executive officers
As a group (2 persons)              16,000,000                   80%


ITEM 5.  DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

     The following table sets forth certain information about our directors, executive officers and significant employees.

Name                     Age     Position
----                     ---     --------
Yuval Barzakay (1)(2)    29      Chairman, President and CEO
Marilyn Benlolo          56      Chief Operating Officer and Director
Meyer Keslassy           55      Chief Financial Officer and Director
Albert Kshoznicer(1)     54      Director
Alon Barzakay(2)         27      Director
Dimitra Kagiannis        28      Secretary

(1)      Yuval Barzakay is a son-in-law to Albert Kshoznicer.
(2)      Yuval Barzakay and Alon Barzakay are brothers.

YUVAL BARZAKAY, CHAIRMAN, PRESIDENT AND CEO - Mr. Barzakay has been our Chairman, President and CEO since inception. He was CEO of Absolute Mobility Inc. from 1990 to April 2000 and founder and CEO of Absolute Total Security since 1992. Mr. Barzakay attended York University in Toronto.


MARILYN BENLOLO, CHIEF OPERATING OFFICER AND DIRECTOR - Mrs. Benlolo has been our Chief Operating Officer and Director since inception. From May 1999 until April 2000, she was president and founder of Nations Discount Finance Corp., a finance company specializing in business development financing, auto leasing and mortgaging with annual revenues in excess of ten million dollars. She was a teacher specializing in languages with the North York Board of Education in Toronto, Canada, from 1962-1998. Mrs. Benlolo received her Bachelor of Arts from the University of Toronto in 1962.

MEYER KESLASSY, CHIEF FINANCIAL OFFICER AND DIRECTOR - Mr. Keslassy has been our Chief Financial Officer and Director since April 2000. Since August 1998, he was CFO of Bolton Steel Corp., with annual revenues in excess of $50 Million. From 1980 to 1998, he was the owner and President of M.K. Accounting Services in Toronto, Canada. He graduated from the University Hautes Etudes Commerciales, Paris with a H.E.C. degree (accounting degree) in 1965 .


ALBERT KSHOZNICER, DIRECTOR - Mr. Kshoznicer has been a Director since April 2000. He is President and Treasurer of ABS Woodworking Inc., a multimillion-dollar company located in Toronto, Ontario, since 1980. He is Chairman of Shelby Investments Inc., a Toronto based property developer, from 1985 to present. From 1970 to 1975, he was President and founder of Vital Hotel, Winnipeg, Manitoba and prior to that he was President of Balik Development Inc., a home development company in Toronto.

ALON BARZAKAY, DIRECTOR - Mr. Barzakay has been a Director since April 2000. He practices corporate and commercial litigation at Bienstock and Clark, Attorneys at Law, since 1998. He received his J.D. from Detroit College of Law at Michigan State University in 1998.

DIMITRA KAGIANNIS, SECRETARY - Ms. Kagiannis has been Secretary since April 2000. Previously she was Accounts Administrator of Absolute Mobility and Absolute Security from 1996 to April, 2000. She received her Administration Diploma from the CDI Institute for Office Administration in Toronto in 1993.

     Directors serve for a term of one year or until their successors are elected and qualified. Executive officers are appointed by and serve at the will of the Board of Directors.

ITEM 6.  EXECUTIVE COMPENSATION

     No remuneration currently is being paid to our officers and senior management. Compensation will commence once the Company becomes profitable. There is no employment agreement with any executive officer.

ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     Yapalot Communications Inc. currently has two outstanding loans to its two founders: Yuval Barzakay $166,000 and Marilyn Benlolo $267,000. Both loans are interest free and the funds were used to finance Yapalot Communications Inc. since its inception in March 2000. Both loans are for a term of no less than one year and are payable after one year or when revenues reach a level in which the loans can be repaid. They are non-interesting bearing loans.

ITEM 8.  DESCRIPTION OF SECURITIES


     Yapalot has authorized 50,000,000 shares of common stock , $.001 par value per share. As of September 30, 2000, there were 20,000,000 shares issued and outstanding.


     All shares are of the same class and have the same rights, preferences and limitations. Holders of shares are entitled to receive dividends in cash, property or shares when and if dividends are declared by the Board of Directors out of funds legally available therefore. The By-Laws impose no limitations on the payment of dividends. A quorum for any meeting of shareholders is a majority of shares then issued and outstanding and entitled to be voted at the meeting. Holders of shares are entitled to one vote per share. Upon liquidation, dissolution or winding up of the business of the Company, any assets will be distributed to the holders of shares after payment or provision for payment of all debts, obligations or liabilities of the Company. Except as provided in this Offering, there are no preemptive rights, subscription rights, or redemption provisions relating to the shares and none of the shares carries any liability for further calls.

DIVIDEND POLICY

     Dividends may be declared by the Board of Directors and paid from time to time to the holders of common stock, on such record dates as may be determined by the Board of Directors out of the net profits or surplus of the Company.

     We have never declared or paid a dividend on our common stock. We intend to retain our earnings to finance the growth and development of our business.

                                     PART II

ITEM 1. MARKET PRICE OF DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND OTHER SHAREHOLDER MATTERS


     Yapalot's common stock currently is not traded. The amount of common stock that can be sold by our founders pursuant to Rule 144 is 160,000 shares.


ITEM 2.  LEGAL PROCEEDINGS

     Neither Yapalot nor its officers or directors are a party to any litigation affecting the Company or its assets. To our knowledge, no litigation has been threatened or is anticipated against the Company or its officers and directors acting in their fiduciary capacity.

ITEM 3.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS


     We dismissed Bromberg & Associates, the independent public accountants that were previously engaged as the principal accountant to audit our financial statements and as our principal accountant on September 15, 2000. During the past year, Bromberg & Associates' report on the financial statements has never
(i) contained an adverse opinion or a disclaimer of opinion; nor (ii) been qualified or modified as to uncertainty, audit scope, or accounting principles. During the past fiscal year, there were no disagreements between us and Bromberg & Associates on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure which, if not resolved to the satisfaction of Bromberg & Associates, would have cause Bromberg & Associates to make reference to the subject matter of the disagreement or disagreements.

     During the period ended June 30, 2000, we hired Weisbrod Goldmacher, LLP, Chartered Accountants as our new auditors to perform certain accounting services for us and to perform an audit of our financial statements for the fiscal year ending December 30, 2000. The hiring of Weisbrod Goldmacher as approved by the Board of Directors. During our most recent fiscal year and subsequent interim periods prior to the engagement of Weisbrod Goldmacher, we did not, nor did anyone on our behalf, consult Weisbrod Goldmacher regarding either (A) the application of accounting principles to a specified completed or proposed transaction, or the type of audit opinion that might be rendered on our financial statements as to which a written report or oral advice was provided to us that was an important factor considered by us in reaching a decision as to an accounting, auditing or financial report issue, or (B) any matter that was the subject of a disagreement between us and Bromberg & Associates, or an event described in paragraph 304(a)(1)(v) of the SEC's Regulation S-K.

ITEM 4.  RECENT SALE OF UNREGISTERED SECURITIES

     The following sets forth certain information for all securities the Company sold since inception without registration under the Securities Act of 1933, as amended (the "Securities Act"). All transactions were effected in reliance on the exemption from registration afforded by Rule 4(2) of the Securities Act for transactions not involving a public offering.

     We conducted an offering pursuant to Regulation D, Rule 504 of the Securities Act of 4,000,000 shares of common stock at $0.25 during late summer 2000 to raise $1,000,000 for working capital.

     In March 2000, Yuval Barzakay and Marilyn Benlolo were issued 60 and 40 shares of Common Stock of Yapalot Communications Inc. in consideration for U.S. $67 (Canadian $100). Upon creation of Yapalot Communications Holdings Inc., all 100 issued and outstanding shares of Yapalot Communications Inc. were transferred to Yapalot Communications Holdings Inc. In exchange for their shares and an additional aggregate payment of $15,933, Mr. Barzakay and Mrs. Benlolo were issued 9,600,000 and 6,400,000 shares of Yapalot Communications Holdings Inc., respectively.


ITEM 5.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Article XII of our Bylaws provides for indemnification of officers and directors against expenses incurred in connection with any legal action they become a party to by reason of being or having been a director or officer of us. Such indemnification is not available if such officer or director is adjudged to be liable for negligence or misconduct in the performance of their duties.We currently do not maintain indemnity insurance for our officers and directors.

                                    PART F/S


     The following financial statements are filed as part of this registration statement on Form 10-SB. The financial statements as of April 30, 2000 have been audited by Bromberg & Associate, Chartered Accountants, independent public accountants, as stated in their report appearing herein. The financial statements for the periods ending June 30, 2000 and September 30, 2000 were prepared by our Management and reviewed by Weisbrod Goldmacher LLP. in anticipation of their Auditors' Report to be expressed on our financial statements for the fiscal year ended December 31, 2000.

INDEX TO FINANCIAL STATEMENTS

                               SEPTEMBER 30, 2000

 Consolidated Balance Sheet as at September 30, 2000.........................F-2

 Interim Consolidated Statement of Changes in Shareholders' Equity for the
  period ended September 30, 2000............................................F-3

 Interim Consolidated Statement of Operations for the period ened
  September 30, 2000.........................................................F-4

 Interim Consolidated Statement of Cash Flows for the period ended
  September 30, 2000.........................................................F-5

 Notes to Interim Consolidated Financial Statements..........................F-6

                                  JUNE 30, 2000

Consolidated Balance Sheet as at June 30, 2000...............................F-8

 Interim Consolidated Statement of Changes in Shareholders' Equity for the
 period ended June 30, 2000.............................. ...................F-9

 Interim Consolidated Statement of Operations for the period ended
  June 30, 2000 ............................................................F-10

 Interim Consolidated Statement of Cash Flows for the period ended June 30, 2000 ......................................................F-11

 Notes to Interim Consolidated  Financial Statements........................F-12

                                 APRIL 30, 2000

Auditors'Report.............................................................F-15

Consolidated Balance Sheet as of April 30, 2000.............................F-16

Consolidated Statement of Operations for the period ended April 6, 2000 to April 30, 2000.........................................................F-17

Consolidated Statement of Changes in Shareholders' Equity for the period ended
April 6, 2000 to April 30, 2000.............................................F-18

 Consolidated Statement of Cash Flows for the period ended April 6, 2000 to
  April 30, 2000............................................................F-19

 Notes to Consolidated Financial Statements.................................F-20

                      YAPALOT COMMUNICATIONS HOLDINGS INC.
                          (a development stage company)
                           CONSOLIDATED BALANCE SHEET
                                SEPTEMBER 30,2000
                            (Stated in U.S. Dollars)

--------------------------------------------------------------------------------

                                                                    (Unaudited)

                                     ASSETS

 CURRENT
    Cash                                                            $  605,277
    Accounts receivable                                                  1,433
    Sales taxes receivable                                              26,176
    Prepaid and deposits                                                 7,427
                                                                    ----------
                                                                    $  640,313
 CAPITAL ASSETS (Note 3)                                               624,446
 INCORPORATION COSTS                                                     3,845
                                                                    ----------
                                                                    $1,268,604
                                                                    ==========
                                   LIABILITIES

 CURRENT
    Accounts payable                                                $  310,326
    Employee withholdings payable                                        4,189
                                                                    ----------
                                                                    $  314,515
 SHAREHOLDERS' ADVANCES (Note 4)                                       471,587
                                                                    ----------
                                                                    $  786,102
                              SHAREHOLDERS' EQUITY
 SHARE CAPITAL (Note 5)                                              1,016,000
 DEFICIT ACCUMULATED DURING DEVELOPMENT STAGE                         (421,823)
 CUMULATIVE TRANSLATION ADJUSTMENT                                    (111,675)
                                                                    -----------
                                                                    $  482,502
                                                                    $1,268,604
                                                                    ===========

                      YAPALOT COMMUNICATIONS HOLDINGS INC.
                          (a development stage company)
        INTERIM CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
                    FROM DATE OF INCORPORATION, APRIL 6,2000,
                              TO SEPTEMBER 30,2000
                            (Stated in U.S. Dollars)


--------------------------------------------------------------------------------

                                                                                (Unaudited)
                                                                     Deficit
                                                                   Accumulated  Accumulated
                                           Common Shares             During        Other
                            -------------------------------------  Development Comprehensive
                            Comprehensive    Number       Amount     Stage          Loss       Total Loss
                            -------------  ----------   ---------  ----------   ----------     ----------
ISSUE OF COMMON SHARES        16,000,000  $1,016,000    $   --      $   --       $1,016,000          --

COMPREHENSIVE LOSS
  NET LOSS                        --          --         (421,823)      --         (421,823)     $(421,823)

  FOREIGN CURRENCY TRANSLATION
    ADJUSTMENTS                   --          --            --       (111,675)     (111,675)      (111,675)
                              ----------  ----------    ---------   ---------    ----------      ---------
                                                                                                 $(533,498)
COMPREHENSIVE LOSS                                                                               =========
                              ----------  ----------    ---------   ---------    ----------
BALANCE-End of Period         16,000,000  $1,016,000    $(421,823)  $(111,675)   $  482,502
                              ==========  ==========    =========   =========    ==========

                      YAPALOT COMMUNICATIONS HOLDINGS INC.
                          (a development stage company)
                  INTERIM CONSOLIDATED STATEMENT OF OPERATIONS
                    FROM DATE OF INCORPORATION, APRIL 6,2000,
                              TO SEPTEMBER 30,2000
                            (Stated in U.S. Dollars)

--------------------------------------------------------------------------------

                                                                    (Unaudited)
                                                                   ------------
REVENUE                                                            $     17,523
                                                                   ------------
 EXPENSES
    Advertising and promotion                                      $    144,485
    Bank charges and interest                                            16,463
    General and office                                                   28,828
    Professional fees                                                    72,499
    Rent                                                                 16,201
    Telephone and communication                                          54,189
    Travel                                                                8,003
    Wages                                                                82,003
    Loss on foreign exchange                                             21,540
    Amortization                                                         34,909
                                                                   ------------
                                                                   $    457,580
                                                                   ------------
 NET LOSS                                                          $   (421,823)
                                                                   ============
 LOSS PER COMMON SHARE (Note 6)                                    $      (0.03)
                                                                   ============
 WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING                16,179,774
                                                                   ============

                      YAPALOT COMMUNICATIONS HOLDINGS INC.
                          (a development stage company)
                  INTERIM CONSOLIDATED STATEMENT OF CASH FLOWS
                    FROM DATE OF INCORPORATION, APRIL 6,2000,
                              TO SEPTEMBER 30,2000
                            (Stated in U.S. Dollars)

--------------------------------------------------------------------------------

                                                                   (Unaudited)
                                                                  -------------
 CASH FROM (USED IN) OPERATIONS
    Net loss                                                       $   (421,823)
    Adjustments to reconcile net loss to net cash provided
      by operating activities:
        Amortization                                                     34,909
    Changes in assets and liabilities relating to operations
        Increase in accounts payable and accrued liabilities            288,337
        Increase in prepaid and sundry assets                            (7,427)
                                                                   ------------
    NET CASH FROM OPERATIONS                                       $   (106,004)
                                                                   ------------
 CASH USED IN INVESTING ACTIVITIES
    Purchase of capital assets                                     $   (659,355)
    Incorporation costs paid                                             (3,845)
                                                                   ------------
    NET CASH USED IN INVESTING ACTIVITIES                          $   (663,200)
                                                                   ------------
 CASH FROM FINANCING ACTIVITIES
    Advances from shareholders                                     $    471,587
    Capital shares issued                                             1,016,000
                                                                   ------------
    NET CASH USED IN FINANCING ACTIVITIES                          $  1,487,587
                                                                   ------------
 EFFECT OF EXCHANGE RATE CHANGES ON CASH                           $   (111,675)
                                                                   ------------
 NET INCREASE IN CASH DURING THE PERIOD                            $    606,708
 CASH - Beginning of period                                                -
                                                                   ------------
 CASH - End of period                                              $    605,277
                                                                   ============

                      YAPALOT COMMUNICATIONS HOLDINGS INC.
                          (a development stage company)
               NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                                SEPTEMBER 30,2000
                                   (Unaudited)
                            (Stated in U.S. Dollars)

The financial information for the period ended September 30,2000 presented in this Form 10-QSB has been prepared from accounting records of Yapalot Communications Holdings Inc. (the "Company") without audit. The information furnished reflects all adjustments which are, in the opinion of management, necessary for a fair statement of the results of this interim period. The results of operations for the period ended September 30,2000 are not necessarily indicative of the results to be expected for a full year.

1.  NATURE OF OPERATIONS

    Yapalot Communications Holdings Inc. a development stage company, was incorporated under the laws of the State of Delaware on April 6,2000 and has adopted a fiscal year end of December 31. The company's development activities consist of the deployment of Voice Over Internet Protocol (VoIP) network services around the world as well as developing different communications solutions utilizing VoIP technology.

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    a)  Basis of Consolidation
        These interim consolidated financial statements present the combination of the interim financial statements of Yapalot Communications Holdings Inc., a United States company, and its wholly-owned subsidiary, Yapalot Communications Inc., a company incorporated under the laws of the Province of Ontario, Canada on March 8,2000.

    b)  Basis of Financial Statements
        These interim consolidated financial statements are stated in United States dollars, the "reporting currency". The consolidated transactions of Yapalot Communications Holdings Inc. have been recorded in Canadian dollars, the "functional currency", and have been restated into United States dollars at the period end exchange rates for balance sheet items and the average exchange rate for the period for revenues, expenses, gains and losses. Translation adjustments to the reporting currency are included in equity.

    c)  Capital Assets and Amortization
        Capital assets are carried at acquisition cost less accumulated amortization. Amortization is provided annually by the company at rates intended to amortize the assets over their estimated useful lives as follows:

           Computer equipment                  -   30%  Declining balance basis
           Computer software                   -  100%  Declining balance basis
           Furniture and fixtures              -   20%  Declining balance basis
           Leasehold improvements              -   20%  of cost
           Network communications equipment    -   20%  Declining balances basis

        Where the company determines that circumstances indicate that the carrying value of certain capital assets may not be recoverable, the company's policy is to write the asset down to an estimate of the future cash flows expected to result from the use of the asset and its eventual disposition. Such an impairment loss will be charged to operations in the current year.

    d)  Revenue Recognition
        The Company recognizes revenue as the service is used and becomes billable.

    e)  Estimates
        The preparation of financial statements in conformity with generally accepted accounting princiles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and revenues and expenses during the reporting period. Actual results could differ from those estimates.

    f)  Start-up and Other Pre-operating Expenses
        Start-up and pre-operating expenses incurred by the Company are expensed as incurred.

    g)  Comprehensive Income
        In June 1997, the Financial Accounting Standards Board ("FASB") issued SFAS No. 130, "Reporting Comprehensive Income", which was adopted by the Company. SFAS No. 130 establishes standards for reporting and display of comprehensive income and its components in an entity's financial statements. Comprehensive income as defined includes all changes in equity (net assets) during a period from non-owner sources.

    h)  Earnings (Loss) Per Share
        Earnings (loss) per common share is based on the weighted average number of common shares outstanding during the period.

    i)  General
        These financial statements have been prepared in accordance with Unites States generally accepted accounting principles (GAAP), as they relate to these financial statements.

3.  CAPITAL ASSETS
                                                 Accumulated        Net
                                       Cost     Amortization       2000
                                     -------    ------------      ------
    Computer equipment               $123,897      $ 9,292       $114,605
    Computer software                  27,760        6,940         20,820
    Furniture and fixtures             67,247          630         66,617
    Leasehold improvements             65,618          822         64,796
    Network communication equipment   374,833       17,225        357,608
                                     --------      -------       --------
                                     $659,355      $34,909       $624,446

4.  SHAREHOLDERS' ADVANCES

    The balances due to shareholders are non-interest bearing , however in accordance with generally accepted accounting policies, an interest rate of 7% was imputed in this non arms length arrangement. The imputed interest is charged to operations and credited to shareholders' advances.

5.  SHARE CAPITAL

    Authorized
          50,000,000   Common shares at $.001 par value
    Issued
          20,000,000   Common shares                    $1,016,000
                                                        ==========
6.  LOSS PER COMMON SHARE

    Loss per common share is calculated as the loss for the period divided by the weighted average number of the Company's common stock outstanding. Diluted loss per share does not differ from basic loss per share.

                      YAPALOT COMMUNICATIONS HOLDINGS INC.
                          (a development stage company)
                           CONSOLIDATED BALANCE SHEET
                                  JUNE 30,2000
                            (Stated in U.S. Dollars)

--------------------------------------------------------------------------------

                                                                     (Unaudited)
                                                                     -----------
                                     ASSETS

 CURRENT
    Cash                                                              $  18,742
    Sales taxes receivable                                               23,653
    Prepaid and deposits                                                103,146
                                                                      ---------
                                                                      $ 145,541
 CAPITAL ASSETS (Note 3)                                                453,412
 INCORPORATION COSTS                                                      3,846
                                                                      ---------
                                                                      $ 602,799
                                                                      =========
                                   LIABILITIES
 CURRENT
    Accounts payable                                                  $ 389,110
    Employee withholdings payable                                         7,003
                                                                      ---------
                                                                      $ 396,113
 SHAREHOLDERS' ADVANCES (Note 4)                                        304,118
                                                                      ---------
                                                                      $ 700,231
                                                                      ---------
                              SHAREHOLDERS' DEFICIT
 SHARE CAPITAL (Note 5)                                               $  16,000
 DEFICIT ACCUMULATED DURING DEVELOPMENT STAGE                          (112,064)
 CUMULATIVE TRANSLATION ADJUSTMENT                                       (1,368)
                                                                      ---------
                                                                      $ (97,432)
                                                                      ---------
                                                                      $ 602,799
                                                                      ==========

                      YAPALOT COMMUNICATIONS HOLDINGS INC.
                          (a development stage company)
        INTERIM CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
                    FROM DATE OF INCORPORATION, APRIL 6,2000,
                                 TO JUNE 30,2000
                            (Stated in U.S. Dollars)

--------------------------------------------------------------------------------

                                                                                  (Unaudited)
                                                                   ---------------------------------------
                                                                      Deficit
                                                                    Accumulated  Accumulated
                                               Common Shares           During       Other           Total
                                           ---------------------    Development  Comprehensive  Comprehensive
                                            Number        Amount       Stage         Loss           Loss
                                          ----------    ---------    ----------   ----------     ----------
ISSUE OF COMMON SHARES        16,000,000  $   16,000    $   --       $   --       $   16,000          --

COMPREHENSIVE LOSS
  NET LOSS                        --          --        (112,064)        --         (112,064)     $(112,064)
                              ----------  ----------    ---------    ----------   ----------      ---------

 FOREIGN CURRENCY TRANSLATION
  ADJUSTMENTS                     --          --            --           (1,368)      (1,368)        (1,368)
                              ----------  ----------    ---------    ----------   ----------      ---------
                                                                                                  $(113,432)
COMPREHENSIVE LOSS                                                                                =========

                              ----------  ----------    ---------    ----------   ----------
BALANCE-End of Period         16,000,000  $   16,000    $(112,064)   $   (1,368)  $   97,432
                              ==========  ==========    =========    ==========   ==========


                             See accompanying notes.

                      YAPALOT COMMUNICATIONS HOLDINGS INC.
                          (a development stage company)
                  INTERIM CONSOLIDATED STATEMENT OF OPERATIONS
                    FROM DATE OF INCORPORATION, APRIL 6,2000,
                                 TO JUNE 30,2000
                            (Stated in U.S. Dollars)


--------------------------------------------------------------------------------

                                                                  (Unaudited)
                                                                  -----------
 REVENUE                                                          $    -

 EXPENSES
    Bank charges and interest                                            3,423
    General and office                                                  10,480
    Professional fees                                                   34,567
    Rent                                                                 8,533
    Telephone and communication                                         30,022
    Travel                                                               1,055
    Wages                                                               13,914
    Amortization                                                        10,070
                                                                  ------------
                                                                  $    112,064
                                                                  ------------
  NET LOSS                                                        $    112,064)
                                                                  ============
 LOSS PER COMMON SHARE (Note 6)                                   $      (0.01)
                                                                  ============
 WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING               16,000,000
                                                                  ============

                      YAPALOT COMMUNICATIONS HOLDINGS INC.
                          (a development stage company)
                  INTERIM CONSOLIDATED STATEMENT OF CASH FLOWS
                    FROM DATE OF INCORPORATION, APRIL 6,2000,
                                 TO JUNE 30,2000
                            (Stated in U.S. Dollars)



                                                                     (Unaudited)
                                                                     ----------
 CASH FROM (USED IN) OPERATIONS

    Net loss                                                          $(112,064)
    Adjustments to reconcile net loss to net cash
     provided by operating activities:
        Amortization                                                     10,070
    Changes in assets and liabilities relating to operations
        Increase in accounts payable and accrued liabilities            372,460
        Increase in prepaid and sundry assets                          (103,146)
                                                                      ---------
    NET CASH FROM OPERATIONS                                          $ 167,320
                                                                      ---------
 CASH USED IN INVESTING ACTIVITIES
    Purchase of capital assets                                        $(463,482)
    Incorporation costs paid                                             (3,846)
                                                                      ---------
    NET CASH USED IN INVESTING ACTIVITIES                             $(467,328)
                                                                      ---------
 CASH FROM FINANCING ACTIVITIES
    Advances from shareholders                                        $ 304,118
    Capital shares issued                                                16,000
                                                                      ---------
    NET CASH USED IN FINANCING ACTIVITIES                             $ 320,118
                                                                      ---------
 EFFECT OF EXCHANGE RATE CHANGES ON CASH                              $  (1,368)
                                                                      ---------
 NET INCREASE IN CASH DURING THE PERIOD                               $  18,742
 CASH - Beginning of period                                                 -
                                                                      ---------
 CASH - End of period                                                 $  18,742
                                                                      =========

                      YAPALOT COMMUNICATIONS HOLDINGS INC.
                          (a development stage company)
               NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                                  JUNE 30,2000
                                   (Unaudited)
                            (Stated in U.S. Dollars)

The financial information for the period ended June 30,2000 presented in this Form 10-QSB has been prepared from accounting records of Yapalot Communications Holdings Inc. (the "Company") without audit. The information furnished reflects all adjustments which are, in the opinion of management, necessary for a fair statement of the results of this interim period. The results of operations for the period ended June 30,2000 are not necessarily indicative of the results to be expected for a full year.


1.  NATURE OF OPERATIONS

    Yapalot Communications Holdings Inc. a development stage company, was incorporated under the laws of the State of Delaware on April 6,2000 and has adopted a fiscal year end of December 31. The company's development activities consist of the deployment of Voice Over Internet Protocol (VoIP) network services around the world as well as developing different communications solutions utilizing VoIP technology.


2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    a)  Basis of Consolidation
        These interim consolidated financial statements present the combination of the interim financial statements of Yapalot Communications Holdings Inc., a United States company, and its wholly-owned subsidiary, Yapalot Communications Inc., a company incorporated under the laws of the Province of Ontario, Canada on March 8,2000.

    b)  Basis of Financial Statements
        These interim consolidated financial statements are stated in United States dollars, the "reporting currency". The consolidated transactions of Yapalot Communications Holdings Inc. have been recorded in Canadian dollars, the "functional currency", and have been restated into United States dollars at the period end exchange rates for balance sheet items and the average exchange rate for the period for revenues, expenses, gains and losses. Translation adjustments to the reporting currency are included in equity.

    c)  Capital Assets and Amortization
        Capital assets are carried at acquisition cost less accumulated amortization. Amortization is provided annually by the company at rates intended to amortize the assets over their estimated useful lives as follows:

           Computer equipment                -   30%  Declining balance basis
           Computer software                 -  100%  Declining balance basis
           Furniture and fixtures            -   20%  Declining balance basis
           Leasehold improvements            -   20%  of cost
           Network communications equipment  -   20%  Declining balances basis

        Where the company determines that circumstances indicate that the carrying value of certain capital assets may not be recoverable, the company's policy is to write the asset down to an estimate of the future cash flows expected to result from the use of the asset and its eventual disposition. Such an impairment loss will be charged to operations in the current year.

    d)  Revenue Recognition
        The Company recognizes revenue as the service is used and becomes billable.

    e)  Estimates
        The preparation of financial statements in conformity with generally accepted accounting princiles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and revenues and expenses during the reporting period. Actual results could differ from those estimates.

    f)  Start-up and Other Pre-operating Expenses
        Start-up and pre-operating expenses incurred by the Company are expensed as incurred.

    g)  Comprehensive Income
        In June 1997, the Financial Accounting Standards Board ("FASB") issued SFAS No. 130, "Reporting Comprehensive Income", which was adopted by the Company. SFAS No. 130 establishes standards for reporting and display of comprehensive income and its components in an entity's financial statements. Comprehensive income as defined includes all changes in equity (net assets) during a period from non-owner sources.

    h)  Earnings (Loss) Per Share
        Earnings (loss) per common share is based on the weighted average number of common shares outstanding during the period.

    i)  General
        These financial statements have been prepared in accordance with Unites States generally accepted accounting principles (GAAP), as they relate to these financial statements.


3.  CAPITAL ASSETS
                                                 Accumulated       Net
                                   Cost         Amortization      2000
                                   ----         ------------      -----
    Computer equipment           $ 68,888         $ 1,505       $  67,383
    Computer software              13,680             998          12,682
    Furniture and fixtures         43,668             630          43,038
    Leasehold improvements         56,778             828          55,950
    Network communication
     equipment                    280,468           6,109         274,359
                                 --------         -------       ---------
                                 $463,482         $10,070       $ 453,412
                                 ========         =======       =========
4.  SHAREHOLDERS' ADVANCES

    The balances due to shareholders are non-interest bearing , however in accordance with generally accepted accounting policies, an interest rate of 7% was imputed in this non arms length arrangement. The imputed interest is charged to operations and credited to shareholders' advances.


5.  SHARE CAPITAL

    Authorized
          50,000,000   Common shares at $.001 par value
    Issued
          16,000,000   Common shares                             $16,000
                                                                 =======

6.  LOSS PER COMMON SHARE

    Loss per common share is calculated as the loss for the period divided by the weighted average number of the Company's common stock outstanding. Diluted loss per share does not differ from basic loss per share.


7.  SUBSEQUENT EVENTS

    Subsequent to June 30,2000 the company raised $1,000,000 by issuing 4,000,000 common shares at $.25 per share. In addition, the founding shareholders advanced the balance of their initial investment, bringing the total of their advances to approximately $470,000.

                      [LETTERHEAD OF BROMBERG & ASSOCIATE]

                                AUDITORS' REPORT



Board of Directors and Shareholders
Yapalot Communications Holdings Inc.


We have audited the consolidated balance sheet of Yapalot Communications Holdings Inc as at April 30, 2000 and the consolidated statements of operations and cash flows for the period then ended. These financial statements are the responsibility of the corporation's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the consolidated financial statements are free of material misstatement. An audit includes examining on test basis evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.


In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the corporation as at April 30,

2000 and the results of its operations and its cash flows from April 6, 2000 to April 30, 2000 then ended in conformity with United States generally accepted accounting principles.



                                                /s/ Bromberg & Associate
                                                ------------------------
                                                CHARTERED ACCOUNTANTS


TORONTO, CANADA
June 14, 2000

                       YAPALOT COMMUNICATIONS HOLDINGS INC
                         (A DEVELOPMENT STAGE COMPANY)
                           CONSOLIDATED BALANCE SHEET
                              AS AT APRIL 30, 2000
                                    US FUNDS


                                     ASSETS

CURRENT

        Bank                                    $  58,640
        Prepaid expenses                           16,956
                                                ---------
                                                                   $ 75,596
        CAPITAL ASSETS (Notes 3 & 4)                                159,196
                                                                -----------
                                                                    234,792
                                                                -----------
                                   LIABILITIES
CURRENT
        Accounts payable and accrued liabilities                     34,479

ADVANCES BY SHAREHOLDERS (Note 5)                                   215,917
                                                                -----------
                                                                    250,396
                              SHAREHOLDERS' EQUITY
SHARE CAPITAL
        Authorized
          50,000,000 common shares with par value of $0.001.
        Issued
          16,000,000 common shares                                   16,000
        Deficit                                                     (31,604)
                                                                -----------
                                                                  $ 234,792
APPROVED ON BEHALF OF THE BOARD


 ------------                  ------------
 Director                        Director

                       YAPALOT COMMUNICATIONS HOLDINGS INC
                          (A DEVELOPMENT STAGE COMPANY)
                      CONSOLIDATED STATEMENT OF OPERATIONS
                              FOR THE PERIOD ENDED
                        APRIL 6, 2000 TO APRIL 30, 2000
                                    US FUNDS


                                                 06-Apr-00
                                               Cumulative To
                                                30-Apr-00
Revenue                                         $        -
                                                -----------
Expenses
Professional Fees                               $     5,195
Office and General                              $     4,813
Amortization                                    $     4,469
Consulting Fees                                 $     3,497
Wages                                           $     2,718
Rent                                            $     2,246
Foreign Exchange                                $     1,516
Telephone                                       $     1,006
Utilities                                       $       459
Data Expense                                    $       396
Payroll Costs                                   $       176
Bank Charges and interest                       $     1,007
Incorporation costs                             $     4,106
                                                -----------
                                                $    31,604
                                                -----------
Net Loss                                        $   (31,604)
                                                ===========
Loss per Share - Basic                          $    (0.00)
               - Diluted                        $    (0.00)
                                                ===========
Weighted average number
of common shares
outstanding                                      16,000,000
                                                ===========

                      YAPALOT COMMUNICATIONS HOLDINGS, INC.
                          (A DEVELOPMENT STAGE COMPANY)
           CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
              FOR THE PERIOD ENDED APRIL 6, 2000 TO APRIL 30, 2000
                                    US FUNDS

                                                                    Deficit
                                                                   Accumulated
                                                                   During the
                              Common       Paid-in   Contributed   development
                              Shares       Capital    surplus        stage
                              ------       -------   -----------   -----------
Opening Balance-April 6, 2000    -            -          -             -

Issued 16,000,000 shares
For cash consideration of
   $16,000                  16,000,000     $16,000       -
                            ----------     -------
                              -            -             -          $31,604
Ending Balance
   -April 30, 2000          16,000,000     $16,000       -          $31,604
                            ----------     -------                  -------

                       YAPALOT COMMUNICATIONS HOLDINGS INC
                          (A DEVELOPMENT STAGE COMPANY)
                      CONSOLIDATED STATEMENT OF CASH FLOWS
              FOR THE PERIOD ENDED APRIL 6, 2000 TO APRIL 30, 2000
                                    US FUNDS


Cash flows from operating activities                           April 6, 2000
                                                               Cumulative to
                                                               April 30, 2000
                                                               --------------

        Net Loss                                                $    (31,604)
        Less-item not requiring cash outlay
        Amortization                                                   4,469
                                                               --------------
        Adjustments to reconcile with net cash used
        For operating activities

        Increase in prepaid expenses                                 (16,956)

        Increase in accounts payable                                  34,479
                                                               --------------
Net cash used for operating activities                                (9,612)
                                                               --------------
Cash flows from financing activities
        Advances by shareholders                                     215,917
        Issue of common shares                                        16,000
                                                               --------------
Net cash provided by financing activities                            231,917
                                                               --------------
Cash flows from investing activities

        Purchase of capital assets                                  (163,665)
                                                               --------------
                                                                    (163,665)
                                                               --------------
Bank, end of period                                             $     58,640
                                                               --------------

        YAPALOT COMMUNICATIONS HOLDINGS INC(A DEVELOPMENT STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                      AS AT APRIL 6, 2000 TO APRIL 30, 2000

1. Nature of business

Yapalot Communications Holdings Inc, a development stage company, was incorporated on April 6, 2000 in the state of Delaware. The Company 's activities consist of the deployment of Voice over Internet Protocol (VoIP) network services around the world, as well as developing communications solutions. These solutions include pc-phone communication, conference bridge and unified messenging solutions, all via VoIP technology. The company has adopted a fiscal year end of December 31, 2000.


2. Consolidated Financial Statements -

The consolidated financial statements include the assets, liabilities, revenue and expenses of its wholly owned subsidiary, Yapalot Communications Inc, which was incorporated on March 8, 2000.

3. Summary of significant accounting policies.

a)      Capital assets and amortization

        Capital assets are recorded at cost, Amortization is recorded as follows:

        Network equipment - 20% declining balance method Leasehold  improvements
        - straight line balance method over the terms of the lease Office furniture and equipment 20% declining balance method Computer equipment
        - 30% declining balance method


           The company has a policy of writing down capital assets to their fair value, where applicable. Fair value is determined by reference to the present value of the estimated future cash inflows compared to their carrying value. Any impairment loss that may occur will be charged to operations in the current year.

b)      General

        These financial statements have been prepared in accordance with United States generally accepted accounting principles (GAAP), as they relate to these financial statements.

c)       Revenue and Deferred Revenue

         Revenue is recognized when the service has been performed and is billable. The company treats as deferred revenue any amount received from the customer prior to the service being provided.


d)       Estimates

         The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and revenues and expenses during the reporting period.

         Actual results could differ from those estimates.
e)       Cash and Cash Equivalents

         The Company considers all short-term investments with an original maturity of three months or less to be cash equivalents.

f)       Income Taxes

         Deferred income taxes are provided for temporary differences between the financial and tax bases of assets and liabilities. These differences primarily relate to the accounting for fixed assets, including capital lease assets, and for net operating loss and credit carryforwards.


g)       Start-up and other Pre-operating Expenses

         Start-up and pre-operating expenses are expensed as incurred.

4. Capial assets

                                                    Accumulated
                                        Cost        Amortization           Net
Network Equipment                 $  93,259        $     1,856      $   91,403
Leasehold Improvements            $  30,518        $       903      $   29,615
Office Furniture and Equipment    $   4,112        $       123      $    3,989
Computer Equipment                $  35,776        $     1,587      $   34,189
                                 ----------       ------------      ----------
                                  $ 163,665        $     4,469      $  159,196
                                 ----------       ------------      ----------
5. Advances by Shareholders

The advances by shareholders are non-interest bearing loans to the company, however due to GAAP rules, an interest rate of 7% was imputed. This rate is slightly lower than the rate a bank would charge because the amounts are advances from related parties. The interest was charged to operations as part of bank charges and interst, and was credited to advances by shareholders.


6. Subsequent event

Subsequent to April 30, 2000, the Company received additional funds from its shareholders, resulting in a total amount of advances from shareholders of $450,000.

                                    PART III

Index of Exhibits


2.1      Articles of Incorporation of Yapalot Communications Holdings Inc.*
2.2      Bylaws of Yapalot Communications Holdings Inc.*
2.3      Articles of Incorporation of Yapalot Communications Inc.*
2.4      Bylaws of Yapalot Communications Inc.*
4.1      Specimen Stock Certificate*
10.1     Office Lease Agreement*
         Consent of  Independent Auditors -- Bromberg & Associate*
16.2     Consent and Opinion of Counsel - Shustak Jalil & Heller*
27       Financial Data Schedule*
99.1     Clarent Sales and Purchase Order Form*

* Previously filed

                                   SIGNATURES


         In accordance with Section 12 of the Securities and Exchange Act of 1934, the registrant caused this Amendment No. 2 to the registration statement to be signed on its behalf by the undersigned, hereunto duly authorized this 20th day of November 2000.




                                            YAPALOT COMMUNICATIONS HOLDINGS INC.



                          BY: /s/ Yuval Barzakay
                              ------------------------------------------------
                              Yuval Barzakay, President, Chief Executive Officer and Chairman